November 14, 2007



VIA U.S. MAIL AND FACSIMILE

Christopher E. Palmer, Esq.
Goodwin Procter LLP
901 New York Ave., N.W.
Washington, DC 20001

      RE:	AXA Equitable Life Insurance Company:
      Separate Account A of AXA Equitable Life Insurance Company
      "ABC" Variable Contract
      Initial Registration Statement filed on Form N-4
      File Nos. 811-01705 and 333-146143

Dear Mr. Palmer:

      The staff reviewed the above-referenced initial registration statement, which the Commission received on September 18, 2007. We have given the registration statement a full review. Based on our review, we have the following comments. Page references are to the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

PROSPECTUS

1.	According to the transmittal letter, the disclosure documents refer to the contract as the "ABC Annuity" because the marketing name for the contracts has not yet been determined.

Please confirm that the class identifiers on EDGAR will correspond to the contract name that will ultimately appear on the prospectus.

2.	ABC Annuity at a glance - key features (page 8)

a.	Please clarify the first sentence after the second bullet
point
under "Tax considerations" to make it clear that the annuity provides no more tax deferral benefits than an IRA or Roth IRA.

	b.	In the paragraph preceding "Other contracts" on page 9,
please clarify that the prospectus provides a description of all material provisions of the contract.

3.	Fee table (page 10)

      EQ Advisors Trust recently filed a post-effective amendment to add five new series each of which is structured as a "fund-of-funds."
Based on the disclosure on page 30, the staff presumes that each of these new series will constitute the underlying funds for this product. Therefore, please confirm compliance with Item 3 as it pertains to such underlying funds, in particular, General Instruction
17(a) to Item 3.

4.	Example (page 12)

a.	Please confirm that the relevant maximum fees have been
reflected in the example and for clarity, please disclose what they are, i.e., the staff presumes the example reflects the separate account annual expenses associated with a joint life contract.

b.	Please reconcile the caption for the second column with
disclosure provided under "The amount applied to purchase an annuitization option" on page 27 and in the first paragraph under "Withdrawal charge" on page 29.

5.	How you can purchase and contribute to your contract (page
15)

      Please reconcile the disclosure provided in the third paragraph and under "Subsequent contributions" on page 20 with the disclosure provided under the "Limitations on contributions" column of the ensuing table.

6.	Please reconcile the italicized disclosure on page 17, the
disclosure under "When to expect payments" on page 26, and the disclosure under "Business day" on page 42 with the requirements of
Section 22(e) under the Investment Company Act of 1940 ("1940
Act").

7.	Please disclose how transaction requests received after the
close of trading on the New York Stock Exchange ("NYSE") will be priced if the NYSE closes early.

8.	What are your investment options under the contract? (page
17)

	Please reconcile the last sentence and the last sentence preceding the chart on page 18 with what will actually be disclosed in the chart.

9.	Portfolios of the Trust (page 18)

	Please clarify the use of the terms "portfolios" and "Portfolios" in this section. Moreover, given the presumed fund-of-funds structure of the portfolios to be used to fund this product, please consider incorporating such disclosure into the second paragraph to better explain how that results in diversification to better manage financial risk.

10.	ABC Annuity benefits (page 19)

      Please clarify all relevant portions of the prospectus to properly reflect the impact of the last sentence of the first paragraph. For example, "Fees and charges" section of chart on page
9, the Fee table beginning on page 10 (in particular footnote 1), the chart for the Example on page 13, the bullet points under this caption and under "Your income base," and "Withdrawal charge" on page
29.

11.	Effects of Excess withdrawal (page 19)

	Please reconcile the second paragraph with the first sentence of the second to last paragraph on page 20.

12.	The last paragraph under "Your right to cancel within a
certain
number of days" on page 21 states that surrendering a contract may yield results different than cancelling your contract, including different tax treatment. Please also disclose that the cash value upon surrender may be higher than a return of premium contributions.

13.	Your contract`s value in the variable investment options
(page
22)

	Please explain the basis for including administrative and distribution expenses in the "(i)" portion of the calculation of the unit value for each variable investment option.

14.	Annuity payment plans (page 25)

	Please clarify whether these plans are available prior to the owner/joint owner`s attaining age 60. If so, please disclose the impact upon the ABC Annuity benefit and contract in general.

15.	Charges and expenses (page 29)

	Please describe what the "expense risk" is under "Mortality and expense risks charge" on page 29.

16.	Effect of death (page 32)

	If applicable, please revise any disclosure in light of the fact that the contract is offered only as an IRA or Roth IRA.

17.	Tax information (page 33)

	Please confirm that the disclosure is current and complies with the disclosure requirements of Item 12.

18.	As discussed in the first paragraph under "about Separate
Account A" on page 41, please explain why the Separate Account assets would include amounts the exceed reserves and other liabilities.

Please also clarify that notwithstanding the withdrawal of such amounts, the Separate Account will always be fully funded as required under the federal securities laws.

19.	More Information (page 41)

a.	In the last bullet point under "Business day" on page 42,
please
confirm and clarify whether your contribution will be considered received upon receipt by your broker-dealer or receipt and transmittal of your order by your broker-dealer.

b.	Please update "About legal proceedings" on page 43 as
appropriate.

c.	Please clarify the first sentence under "Distribution of
contracts" on page 43.

STATEMENT OF ADDITIONAL INFORMATION

20.	Custodian and independent registered public accounting firm

	Please provide the disclosure regarding the registrant`s independent registered public accounting firm as required by Item
18(c) including its business address and a brief description of the services performed.

PART C

21.	Item 24 Financial Statements and Exhibits - Item 24. (b)
Exhibits

      Please provide any relevant powers of attorney as an exhibit to this filing and note that they should "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

22.	The first sentence of the last paragraph under Item 32
contains
the representation required by Section 26 of the 1940 Act. Please delete the remainder of the paragraph.

23.	Financial Statements, Exhibits, and Certain Other Information

	Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

24.	Representations

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant`s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

*****************************************
	Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement.
If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

	Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

	If you have any questions, you are welcome to call me at
(202)
551-6767. Mail or deliveries should include reference to Mail Stop 4644 and should include all nine digits of the following zip code:
20549-4644. My facsimile number is (202) 772-9285.



							Sincerely,


							Sonny Oh
							Staff Attorney
							Office of Insurance Products
Christopher E. Palmer, Esq.
Goodwin Procter LLP
November 14, 2007
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